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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

        The following is an advertisement that Central Pacific Financial Corp. placed in newspapers in Hawaii on May 22, 2003.

Text section of graphic shown above

CB BANCSHARES SHAREHOLDERS

IT'S URGENT THAT YOU DO
NOTHING-AND DO IT NOW!

        Central Pacific Bank is offering $73* per share for your stock, as part of our offer to combine our two Hawaii banks. But we're concerned you may be confused by material sent out by City Bank (CBBI). That's why we urge you to toss out City Bank's WHITE proxy card when you receive it.

PROTECT YOUR INTERESTS. DISCARD THE WHITE CARD.

        CBBI set a May 28 meeting date that denies many shareholders time to receive proxy materials in time to vote, especially shareholders whose shares are held by brokers. That's not fair.

        To ensure fairness, we offered to work out a compromise meeting date with CBBI. They refuse to talk.

        That's why you should discard their white card. Don't abstain—it has the same effect as a "NO" vote. If shareholders refuse to send in the white proxy cards, it will send CBBI a powerful message: we want fairness for ALL shareholders.

OUR NEW OFFER IS WORTH THE WAIT.

        Your fellow shareholders owning 30% of City Bank stock have called a special meeting for June. Eventually, every City Bank shareholder will have a chance to vote to remove an obstacle to this compelling combination.

        Our new offer includes cash and stock worth $73* as of the market close on May 19, 2003. Plus you'll receive a 220% increase in your per share cash dividend**. Not to mention stock in a higher-performing bank focused on helping Hawaii.

        Proxy materials with a blue card for our June meeting should arrive soon.

IN THE MEANTIME, REMEMBER:

  •
  DISCARD the WHITE proxy card for the May 28 meeting called by CBBI management (don't abstain, it has the same effect as a "NO" vote!);

  •
  WAIT until you receive a BLUE Central Pacific Bank proxy card for our June shareholder meeting;

  •
  VOTE YES at the June meeting to remove an obstacle to this compelling combination.

  •
  If you've already voted, call Mackenzie Partners, Inc. at (800) 322-2885 and they'll tell you how to revoke your vote or answer any other questions you may have.

        CENTRAL PACIFIC AND CB BANCSHARES; a combination that's good for shareholders, good for customers, good for employees, and best of all, good for Hawaii.

Help make it happen.

[LOGO]

*
Total consideration of $73.11 per CBBI share based on CPF's closing stock price of $27.61 on May 19, 2003. Actual value of offer will vary with changes in CPF's stock price. **Assumes continuation of CBBI's announced cash dividend for the second quarter of 2003 of $0.12, after adjusting for CBBI's announced 10% stock dividend payable on June 27, 2003.

FORWARD LOOKING INFORMATION: This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between

Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projects for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. On May 5, 2003 and May 9, 2003, CPF filed preliminary proxy statements for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 and May 9, 2003. Information about the directors and executive officers of CPF and their ownership and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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